EXHIBIT 99.2

Supplemental Discussion of the Financial Results of the Caesars Commercial Mortgage-Backed Securities Related Properties

On January 28, 2008, Caesars Entertainment Corporation (“Caesars Entertainment”) (formerly Harrah’s Entertainment, Inc.) was acquired by affiliates of Apollo Global Management, LLC (“Apollo”) and TPG Capital, LP (“TPG”) in an all cash transaction, hereinafter referred to as the “Acquisition.” A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Caesars Entertainment Operating Company, Inc. (“CEOC”) (formerly, Harrah’s Operating Company, Inc.), a wholly-owned subsidiary of Caesars Entertainment. This financing is neither secured nor guaranteed by Caesars Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are currently secured under $5,189.6 million face amount of commercial mortgage-backed securities (“CMBS”) financing (the “CMBS Financing”).

As of December 31, 2010 and 2009, and for the years then ended, the properties securing the CMBS Financing (the “CMBS Properties”) were Harrah’s Las Vegas, Rio, Flamingo Las Vegas, Harrah’s Atlantic City, Paris Las Vegas and Harrah’s Laughlin.

In this discussion, the words “we” and “our” refer to the CMBS Properties. We are providing this financial information pursuant to the Second Amended and Restated Loan Agreement, dated as of August 31, 2010 (the “CMBS Loan Agreement”), related to the CMBS Financing.

OPERATING RESULTS FOR CMBS PROPERTIES

Overall CMBS Properties Results

The following tables represent CMBS Properties’ unaudited Condensed Combined Balance Sheets as of December 31, 2010 and 2009, and their unaudited Condensed Combined Statements of Operations and unaudited Condensed Combined Statements of Cash Flows for the years ended December 31, 2010 and 2009.

CMBS Properties

Condensed Combined Balance Sheets

(Unaudited)

	As of December 31,
(In millions)	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$121.8	$134.7
Receivables, net of allowance for doubtful accounts	66.1	58.4
Deferred income taxes	14.8	17.5
Prepayments and other	33.1	40.1
Inventories	11.7	13.7

Total current assets	247.5	264.4

Land, buildings and equipment, net of accumulated depreciation	5,340.4	5,494.4
Goodwill	1,689.4	1,689.4
Intangible assets other than goodwill	558.0	617.6
Deferred charges and other	133.5	208.2

	$7,968.8	$8,274.0

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$30.1	$30.9
Accrued expenses	135.6	151.0
Due to affiliates, net	17.4	47.4
Interest payable	8.0	8.0
Current portion of long-term debt	—	0.1

Total current liabilities	191.1	237.4
Long-term debt	5,182.3	5,551.3
Deferred income taxes	1,623.7	1,600.5
Deferred credits and other	29.5	21.9

	7,026.6	7,411.1

Total CMBS Properties equity	942.2	858.0
Non-controlling interests	—	4.9

Total equity	942.2	862.9

	$7,968.8	$8,274.0

CMBS Properties

Condensed Combined Statements of Operations

(Unaudited)

	Year Ended December 31,
(In millions)	2010	2009
Revenues
Casino	$1,271.8	$1,366.6
Food and beverage	498.2	533.1
Rooms	427.5	432.3
Other	190.8	191.8
Less: casino promotional allowances	(372.3)	(404.1)

Net revenues	2,016.0	2,119.7

Operating expenses
Direct
Casino	659.1	658.3
Food and beverage	235.8	251.0
Rooms	104.7	95.2
Property general, administrative and other	518.5	508.5
Depreciation and amortization	162.3	160.5
Project opening costs	—	0.2
Write-downs, reserves and recoveries	25.9	36.5
Impairment of goodwill and other non-amortizing intangible assets	—	459.1
(Income)/loss on interests in non-consolidated affiliates	(2.3)	2.6
Corporate expense	61.4	36.0
Amortization of intangible assets	59.6	59.6

Total operating expenses	1,825.0	2,267.5

Income/(loss) from operations	191.0	(147.8)
Interest expense, net of capitalized interest	(247.5)	(264.7)
Gains on early extinguishments of debt, net	120.3	688.1
Other income, including interest income	0.6	0.6

Income before income taxes	64.4	276.2
Provision for income taxes	(24.7)	(279.8)

Net income/(loss)	39.7	(3.6)
Less: net income attributable to non-controlling interests	—	(5.1)

Net income/(loss) attributable to the CMBS Properties	$39.7	$(8.7)

CMBS Properties

Condensed Combined Statements of Cash Flows

(Unaudited)

	Year Ended December 31,
(In millions)	2010	2009
Cash flows provided by operating activities	$192.1	$328.1

Cash flows used in investing activities
Land, buildings and equipment additions, net of change in construction payables	(24.8)	(22.2)
Advances to non-consolidated affiliates	(0.9)	(2.7)
Other	(4.9)	(4.7)

Cash flows used in investing activities	(30.6)	(29.6)

Cash flows (used in)/provided by financing activities
Cash paid in connection with early extinguishments of debt	(149.2)	(237.2)
Debt repurchase costs and fees	(46.4)	(7.8)
Non-controlling interests’ distributions, net of contributions	—	(5.0)
Other	(0.2)	—
Transfers from and (distributions to) affiliates, net	22.5	(23.3)

Cash flows used in financing activities	(173.3)	(273.3)
Effect of deconsolidation of variable interest entities	(1.1)	—

Net (decrease)/increase in cash and cash equivalents	(12.9)	25.2
Cash and cash equivalents, beginning of period	134.7	109.5

Cash and cash equivalents, end of period	$121.8	$134.7

Cash paid for interest	$247.5	$223.7

Summary Information for CMBS Properties

Year-to-Date Results

	Year Ended December 31,
(In millions)	2010	2009	Percentage increase/(decrease)
Casino revenues	$1,271.8	$1,366.6	(6.9)%
Net revenues	2,016.0	2,119.7	(4.9)%
Income/(loss) from operations	191.0	(147.8)	N/M
Impairment of intangible assets, including goodwill	—	459.1	N/M
Income from operations before impairment charges	191.0	311.3	(38.6)%
Net income/(loss)	39.7	(3.6)	N/M
Net income/(loss) attributable to CMBS Properties	39.7	(8.7)	N/M
Operating margin	9.5%	(7.0)%	16.5	pts
Operating margin before impairment charges	9.5%	14.7%	(5.2	)pts

N/M = Not meaningful

The CMBS Properties 2010 net revenues decreased approximately 4.9 percent to $2,016.0 million from $2,119.7 million in 2009, primarily due to the continuing impact of the weak economic environment on customers’ discretionary spending.

Included in the loss from operations for the year ended December 31, 2009 were charges of $459.1 million for impairments of goodwill on certain Las Vegas properties. Prior to consideration of impairment charges, income from operations for the year ended December 31, 2010 decreased to $191.0 million from $311.3 million in the prior year. The decline was driven by increased expenses combined with the income impact of reduced revenues.

Net income for the year ended December 31, 2010 was $39.7 million and included gains on early extinguishments of debt of $120.3 million. Net loss for the year ended December 31, 2009 was $3.6 million and included i) the aforementioned impairment charges for goodwill and ii) gains related to the early extinguishment of debt of $688.1 million.

Other Factors Affecting Net Income

Year-to-Date Results

(In millions)	Year Ended December 31,		Percentage increase/(decrease)
Expense/(Income)	2010	2009

Corporate expense	$61.4	$36.0	70.6%

Write-downs, reserves and recoveries	25.9	36.5	(29.0)%
Impairment of goodwill and other non-amortizing intangible assets	—	459.1	N/M

Amortization of intangible assets	59.6	59.6	—%
Interest expense, net	247.5	264.7	(6.5)%
Gains on early extinguishment of debt	(120.3)	(688.1)	(82.5)%
Other income, including interest income	(0.6)	(0.6)	—%
Provision for income taxes	24.7	279.8	(91.2)%
Income attributable to non-controlling interests	—	(5.1)	N/M

Corporate expense for the year ended December 31, 2010 varied versus 2009 due to fluctuations in the corporate expense allocations during each of the respective periods.

Write-downs, reserves and recoveries include various pre-tax charges to record certain long-lived tangible asset impairments, contingent liability or litigation reserves or settlements, project write-offs, demolition costs, permit remediation costs, recoveries of previously recorded reserves and other non-routine transactions. Given the nature of the transactions included within write-downs, reserves and recoveries, these amounts are not expected to be comparable from year-to-year, nor are the amounts expected to follow any particular trend from year-to-year.

Write-downs, reserves and recoveries for 2010 were $25.9 million, compared with $36.5 million in 2009. Amounts incurred for remediation costs during the years ended December 31, 2010 and 2009 were $22.5 million and $32.8, respectively.

During the fourth quarter of each year, we perform annual assessments for impairment of goodwill and other intangible assets that are not subject to amortization as of September 30. We perform assessments for impairment of goodwill and other non-amortizing intangible assets more frequently if impairment indicators exist. Our assessment did not result in any impairment in 2010. During 2009, we performed an interim assessment of goodwill and certain non-amortizing intangible assets for impairment during the second quarter, due to the relative impact of weak economic conditions on certain properties in the Las Vegas market, which resulted in an impairment charge of $255.1 million. During the third quarter, we completed a preliminary annual assessment of goodwill and other non-amortizing intangible assets as of September 30, which resulted in additional impairment charges of $204.0 million which brought the aggregate charges recorded for the year ended December 31, 2009 to $459.1 million.

Interest expense decreased by $17.2 million for the year ended December 31, 2010, compared to 2009, due primarily to debt repurchases in the fourth quarter 2009 and throughout 2010, partially offset by changes in our hedging designations related to our $6,500.0 million interest rate cap agreements. Interest expense for the year ended December 31, 2010, as a result of interest rate cap agreements, included (i) $4.6 million of expense due to measured ineffectiveness for derivatives designated as hedging instruments; (ii) $6.8 million of expense due to changes in fair value for derivatives not designated as hedging instruments; and (iii) $26.6 million of expense due to amortization of deferred losses frozen in other comprehensive income which is included in Total CMBS Properties equity on the Condensed Combined Balance Sheets included herein. At December 31, 2010, all of our debt is variable-rate debt.

Gains on early extinguishments of debt during 2010 and 2009 related to gains recognized as a result of purchase and sale agreements with certain lenders to acquire mezzanine loans under the CMBS Financing. These events are discussed more fully in the “Liquidity and Capital Resources” section that follows herein.

For the years ended December 31, 2010 and 2009, the CMBS Properties recorded a tax provision of $24.7 million and $279.8 million, respectively, on pre-tax income from continuing operations of $64.4 million and $276.2 million, respectively.

The income tax provision for the year ended December 31, 2010 was unfavorably impacted by the effects of state income taxes. In 2009, the income tax provision was unfavorably impacted by the non-deductibility of the impairment charges on goodwill and state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

Over the past three years, in light of the severe economic downturn and adverse conditions in the travel and leisure industry generally, Caesars Entertainment has undertaken comprehensive cost reduction efforts to right-size expenses with business levels. The efforts have included organizational restructurings within our functional and operating units, reduction of employee travel and entertainment expenses, rationalization of our corporate-wide marketing expenses, and procurement savings, among others. During the fourth quarter of 2010, the Company began a new initiative to attempt to reinvent certain aspects of its functional and operating units in an effort to gain significant further cost reductions and streamline our operations.

Since the inception of our cost initiatives programs, Caesars Entertainment has identified $856.3 million in estimated cost savings, of which approximately $648.8 million had been realized as of December 31, 2010. Included in the $856.3 million program size are additional initiatives that total $153.2 million identified during the fourth quarter of 2010.

In accordance with our shared services agreement with Caesars Entertainment, $62.2 million in estimated future cost savings have been allocated to the CMBS Properties. In addition, the CMBS Properties have realized cost savings of $194.6 million during the year ended December 31, 2010.

Capital Spending and Development

We perform on-going refurbishment and maintenance at our casino entertainment facilities to maintain our quality standards, and we continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs are expensed as incurred.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in set forth in the CMBS Loan Agreement. Cash needed to finance projects currently under development as well as additional projects being pursued is expected to be made available from operating cash flows or joint venture partners. Our capital spending for the year ended December 31, 2010 totaled approximately $24.8 million, compared with approximately $22.2 million in 2009. Estimated total capital expenditures for 2011 are expected to be between $25.0 million and $35.0 million.

Liquidity

We generate substantial cash flows from operating activities, as reflected on the unaudited Condensed Combined Statements of Cash Flows in our Combined Financial Statements. We use the cash flows generated by our operations to fund debt service, to reinvest in existing properties for both refurbishment and expansion projects and to pursue additional growth opportunities via new development. The distribution of cash in excess of that needed to fund the operations of the CMBS Properties is limited, as discussed more fully in the Restrictive Covenants and Other Matters section of Capital Resources below.

Our ability to fund our operations, pay our debt obligations and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, our cash flows from operations and the financing sources discussed herein will be sufficient to meet our normal operating requirements during the next twelve months and to fund capital expenditures.

We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets or attempt to restructure our debt. In addition, we have pledged a significant portion of our assets as collateral under our CMBS Financing agreements, and if any of our lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Our cash and cash equivalents totaled $121.8 million at December 31, 2010, compared to $134.7 million at December 31, 2009.

Capital Resources - CMBS Financing

In connection with the Acquisition, the CMBS Properties borrowed $6,500.0 million under the CMBS Financing. At December 31, 2010 and 2009, there was $5,182.3 million and $5,551.2 million, respectively, of book value outstanding under the CMBS Financing. The book value at December 31, 2010 is net of approximately $7.3 million, representing fees incurred in connection with the August 2010 amendment, as further described below, and recorded as a discount on debt.

All of the debt under the CMBS Loan Agreement (and related loan amendments) is due in 2015, assuming we satisfy all conditions necessary under amendments to the CMBS Loan Agreement that permit us to extend the maturity from 2013, discussed more fully below. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, or joint venture partners.

In the fourth quarter of 2009, we purchased $948.8 million of face value of CMBS Loans for $237.2 million. Pursuant to the terms of the amendment as initially agreed to on March 5, 2010 and finalized August 31, 2010, we agreed to pay lenders selling CMBS Loans during the fourth quarter 2009 an additional $47.4 million for their loans previously sold, to be paid no later than December 31, 2010. This additional liability was recorded as a loss on early extinguishment of debt during the first quarter of 2010 and was paid during the fourth quarter of 2010.

In June 2010, we purchased $46.6 million face value of CMBS Loans for $22.6 million, recognizing a net gain on the transaction of approximately $23.3 million during the second quarter of 2010.

On August 31, 2010, we executed an agreement with the lenders to amend the terms of our CMBS Financing to, among other things, (i) provide the right to extend the maturity of the CMBS mortgage loan and/or related mezzanine loans (“CMBS Loans”) , subject to certain conditions, by up to 2 years until February 2015, (ii) amend certain terms of the CMBS Loans with respect to reserve requirements, collateral rights, property release prices and the payment of management fees, (iii) provide for ongoing mandatory offers to repurchase CMBS Loans using excess cash flow from the CMBS Properties at discounted prices, (iv) provide for the amortization of the mortgage loan in certain minimum amounts upon the occurrence of certain conditions and (v) provide for certain limitations with respect to the amount of excess cash flow from the CMBS Properties that may be distributed to Caesars Entertainment. Any CMBS Loan purchased pursuant to the amendments will be canceled.

In September 2010, in connection with the execution of the amendment, we purchased $123.8 million face value of CMBS Loans for $37.1 million, of which $31.0 million was paid at the closing of the CMBS amendment, and the remainder of which was paid during fourth quarter 2010. We recognized a pre-tax gain on the transaction of approximately $77.4 million, net of deferred finance charges. In December 2010, we purchased $191.3 million of face value of CMBS Loans for $95.6 million, recognizing a pre-tax gain of $66.9 million, net of deferred finance charges.

As part of the amended CMBS Loan Agreement, in order to extend the maturity of the CMBS Loans under the extension option, we are required to extend our interest rate cap agreement to cover the two years of extended maturity of the CMBS Loans, with a maximum aggregate purchase price for such extended interest rate cap for $5.0 million. We funded the $5.0 million obligation on September 1, 2010 in connection with the closing of the amendment to the CMBS Loan Agreement.

Interest and Fees

We make monthly interest payments on our CMBS financing.

Restrictive Covenants and Other Matters

The CMBS Financing includes negative covenants, subject to certain exceptions, restricting or limiting the ability of Caesars Entertainment and the CMBS Properties under the CMBS Financing (collectively, the “CMBS entities”) to, among other things: (i) incur additional debt; (ii) create liens on assets; (iii) make certain investments, loans and advances; (iv) consolidate, merge, sell or otherwise dispose of all or any part of its assets or to purchase, lease or otherwise acquire all or any substantial part of assets of any other person; (v) enter into certain transactions with its affiliates; (vi) engage in any business other than the ownership of the properties and business activities ancillary thereto; and (vi) amend or modify the articles or certificate of incorporation, by-laws and certain agreements. The CMBS Financing also includes affirmative covenants that require the CMBS entities to, among other things, maintain the borrowers as “special purpose entities”, maintain certain reserve funds in respect of FF&E, taxes, and insurance, and comply with other customary obligations for CMBS real estate financings. In addition, the CMBS Financing obligates the CMBS Properties to apply excess cash flow in certain specified manners, depending on the outstanding principal amount of various tranches of the CMBS loans and other factors. These obligations will limit the amount of excess cash flow from the CMBS Properties that may be distributed to Caesars Entertainment. For example, the CMBS Properties are required to use 100% of excess cash flow to make ongoing mandatory offers on a quarterly basis to purchase CMBS mezzanine loans at discounted prices from the holders thereof. To the extent such offers are accepted, such excess cash flow will need to be so utilized and will not be available for distribution to Caesars Entertainment. To the extent such offers are not accepted with respect to any fiscal quarter, the amount of excess cash flow that may be distributed to Caesars Entertainment is limited to 85% of excess cash flow with respect to such quarter. In addition, the CMBS Financing provides that once the aggregate principal amount of the CMBS mezzanine loans is less than or equal to $625.0 million, the mortgage loan will begin to amortize on a quarterly basis in an amount equal to the greater of 100% of excess cash flow for such quarter and $31.25 million. If the CMBS mortgage loan begins to amortize, the excess cash flow from the CMBS Properties will need to be utilized in connection with such amortization and will not be available for distribution to Caesars Entertainment.

Derivative Instruments

On January 28, 2008, we entered into an interest rate cap agreement to partially hedge the risk of future increases in the variable rate of the CMBS Financing. The interest rate cap agreement, which was effective January 28, 2008 and terminates February 13, 2013, is for a notional amount of $6,500.0 million at a LIBOR cap rate of 4.5%. The interest rate cap was designated as a cash flow hedging instrument for accounting purposes on May 1, 2008.

On November 30, 2009, June 7, 2010, September 1, 2010 and December 13, 2010, we purchased and extinguished approximately $948.8 million, $46.6 million, $123.8 million and $191.3 million, respectively, of the CMBS Financing. The hedging relationship between the CMBS Financing and the interest rate cap has remained effective subsequent to each debt extinguishment. As a result of the extinguishments in the fourth quarter of 2009, second quarter 2010, third quarter 2010, and fourth quarter 2010, we reclassified approximately $12.1 million, $0.8 million, $1.5 million and $3.3 million, respectively, of deferred losses out of Accumulated Other Comprehensive Loss (included within Total CMBS Properties equity on the unaudited Condensed Combined Balance Sheets included herein) and into interest expense associated with hedges for which the forecasted future transactions are no longer probable of occurring.

On January 31, 2010, we removed the cash flow hedge designation for the $6,500.0 million interest rate cap, freezing the amount of deferred losses recorded in Accumulated Other Comprehensive Loss associated with the interest rate cap. Beginning February 1, 2010, we began amortizing deferred losses frozen in Accumulated Other Comprehensive Loss into income over the original remaining term of the hedge forecasted transactions that are still probable of occurring. For the year ending December 31, 2010, we recorded $19.2 million as an increase to interest expense, and we will record an additional $20.9 million as an increase to interest expense and Accumulated Other Comprehensive Loss over the next twelve months, all related to deferred losses on the interest rate cap.

On January 31, 2010, we re-designated $4,650.2 million of the interest rate cap as a cash flow hedging instrument for accounting purposes. Any future changes in fair value of the portion of the interest rate cap not designated as a hedging instrument will be recognized in interest expense during the period in which the changes in value occur.

GUARANTEES OF THIRD-PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS

The table below summarizes, as of December 31, 2010, the CMBS Properties’ contractual obligations and other commitments through their respective maturity or ending dates.

(In millions)	Payments due by Period
Contractual Obligations(a)	Total	< 1 year	1-3 years	4-5 years
Face value of debt (b)	$5,189.6	$—	$—	$5,189.6
Estimated interest payments (b)	784.8	171.5	365.1	248.2
Operating leases	7.8	3.9	3.7	0.2
Purchase order obligations	6.8	6.8	—	—
Construction commitments	8.8	8.8	—	—
Entertainment obligations	22.6	13.5	6.0	3.1
Other contractual obligations	4.3	3.9	0.3	0.1

	$6,024.7	$208.4	$375.1	$5,441.2

(a)	In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items, we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities.
(b)	We are permitted to extend the maturity of the CMBS Loans from 2013 to 2015, subject to satisfying certain conditions, in connection with the amendment to the CMBS Facilities. We have therefore included this balance as due in 2015. By extending the maturity, total estimated interest payments increase by approximately $414.0 million.